                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------
                             (Amendment No. 3)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
     101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 20, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Continued on Following Pages
                            Page 1 of 8 Pages
                      Exhibit Index Appears on Page 8

 CUSIP No. 460200-10-8                   13D           Page 2 of 8


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D           Page 3 of 8


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D           Page 4 of 8


     1     NAME OF REPORTING PERSON:    JACUZZI INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D           Page 5 of 8


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%


    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends the Statement on Schedule 13D (as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc. ("USIAH"), Jacuzzi Inc. ("Jacuzzi") and JUSI Holdings, Inc. ("JUSI") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer
               ----------------------------------------

               On May 20, 1996, JUSI and GSB Holdings, Inc. ("GSB"), entered into an amendment (the "Shareholder Agreement Amendment") to the Shareholder Agreement, dated August 25, 1995, between JUSI and GSB. The Shareholder Agreement Amendment has been filed as an exhibit to this Amendment and is incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following is filed herewith as an Exhibit to this
     Schedule 13D:

               8. Amendment, dated May 20, 1996 between JUSI Holdings, Inc. and GSB Holdings, Inc.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 20, 1996


                                   U.S. INDUSTRIES, INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   JACUZZI INC.
                                   JUSI HOLDINGS, INC.



                                   By:  /s/ George H. MacLean
                                        -----------------------------------
                                        George H. MacLean
                                        Senior Vice President

                                  EXHIBIT INDEX
                                  -------------
     Item No.
     --------
     9.   Amendment, dated May 20, 1996, between
          JUSI Holdings, Inc. and GSB Holdings, Inc.

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